Consent of Independent Registered Public Accounting Firm

The Board of Directors The Dreyfus/Laurel Funds, Inc.:

We consent to the use of our reports dated December 19, 2008 with respect to Dreyfus Tax Managed Growth Fund, Dreyfus Disciplined Stock Fund, Dreyfus Small Cap Value Fund, Dreyfus Large Company Stock Fund, Dreyfus U.S. Treasury Reserves, Dreyfus AMT-Free Municipal Reserves and Dreyfus Money Market Reserves and December 23, 2008 with respect to Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Strategic Income Fund and Dreyfus Bond Market Index Fund incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the statements of additional information.

/s/KPMG LLP

New York New York February 23, 2009